Western Reserve Life Assurance
Co. of Ohio
Administrative Office:
4333 Edgewood Road NE
Cedar Rapids, Iowa 52499
Home Office:
Columbus, Ohio

October 17, 2013

VIA EDGAR

Ms. Alison White

Senior Counsel

Insured Investments Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Western Reserve Life Assurance Co. of Ohio
Separate Account VA U
Post-Effective Amendment No. 26 to Form N-4 Registration Statement
(File Nos. 333-108525/811-21427)

Dear Ms. White:

Western Reserve Life Assurance Co. of Ohio filed the Post-Effective Amendment No. 26 to the above-referenced Form N-4 registration statements on October 17, 2013. Pursuant to Rule 461 under the Securities Act of 1933, Western Reserve Life Assurance Co. of Ohio and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective October 21, 2013.

Western Reserve Life Assurance Co. of Ohio acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Western Reserve Life Assurance Co. of Ohio		Transamerica Capital, Inc.

By:	/s/ Darin D. Smith	By:	/s/ Lisa Wachendorf
	Darin D. Smith		Lisa Wachendorf
	Associate General Counsel		Associate Vice President